SCHEDULE 13G
                               CUSIP NO. 98156Q108





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                       WORLD WRESTLING ENTERTAINMENT, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    98156Q108
                              --------------------
                                 (CUSIP Number)

                                  June 29, 2007
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)
         /X/  Rule 13d-1(c)
         / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Shane B. McMahon
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a
            ------
         (b)
            ------

3.       SEC Use Only
                       ----------------------------------------------

4.       Citizenship or Place of Organization                    United States
                                                                ---------------

Number of                  5.       Sole Voting Power           1,992,640
Shares                                                          ---------------
Beneficially               6.       Shared Voting Power         0
Owned by                                                        ---------------
Each Reporting             7.       Sole Dispositive Power      1,992,640
Person                                                          ---------------
With:                      8.       Shared Dispositive Power    0
                                                                ---------------

9.       Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                 1,992,640
                                                                ---------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        --------

11.      Percent of Class Represented by Amount in Row (9)

                                                                       7.84%
                                                                       --------

12.      Type of Reporting Person                                      IN
                                                                       --------

                               Pgae 2 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108


1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Shane McMahon Trust U/A
        Vincent K. McMahon Irrev. Trust dtd. 6/24/04      25-6905326
        -------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group

        (a)
              ------
        (b)
              ------

3.      SEC Use Only
                         ---------------------------------------------

4.      Citizenship or Place of Organization              State of Connecticut
                                                          --------------------

Number of                  5.   Sole Voting Power         1,862,733
Shares                                                    --------------------
Beneficially               6.   Shared Voting Power       0
Owned by                                                  --------------------
Each Reporting             7.   Sole Dispositive Power    1,862,733
Person                                                    --------------------
With:                      8.   Shared Dispositive Power  0
                                                          --------------------

9.      Aggregate Amount Beneficially Owned by Each
        Reporting Person                                  1,862,733
                                                          --------------------

10.     Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares                                                       ---------

11.     Percent of Class Represented by Amount in Row (9)

                                                                     7.36%
                                                                     ---------

12. Type of Reporting Person                                         OO
                                                                     ---------

                               Page 3 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108

Explanatory Note

This Statement on Schedule 13G relates to the 1,862,733 shares of the Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company") held by the Shane McMahon Trust U/A Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the "Trust") and shares of the Company's Class A Common Stock, $.01 par value per share ("Class A Common Stock"), beneficially owned by Shane B. McMahon. Shane McMahon is the sole beneficiary and Investment Director of the Trust. Class B Common Stock is fully convertible into Class A Common Stock, on a one-for-one basis, at any time at the option of the holder.


Item 1.

     (a)      Name of Issuer

              World Wrestling Entertainment, Inc.
              -------------------------------------------------------

     (b)      Address of Issuer's Principal Executive Offices

              1241 East Main Street
              Stamford, Connecticut 06902
              -------------------------------------------------------
Item 2.

     (a) This Statement on Schedule 13G is filed on behalf of both of the following persons (collectively, the "Reporting Persons"):

              (i)   Shane B. McMahon ("Mr. McMahon")

              (ii)  Shane McMahon Trust U/A
                    Vincent K. McMahon Irrev. Trust dtd. 6/24/04 (the "Trust")
                    ----------------------------------------------------------

     (b)      The address of the Principal  Business Office of the Reporting
Persons is:

              c/o World Wrestling Entertainment, Inc.
              1241 East Main Street
              Stamford, Connecticut 06902
              ----------------------------------------------------------------

     (c)      Citizenship:

             (i)   Mr. McMahon is a citizen of the United States of America.

             (ii) The Trust is an entity organized under the laws of the State of Connecticut.

                  ------------------------------------------------------------


                               Page 4 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108



     (d)       Title of Class of Securities

               Class A Common Stock, $0.01 par value
               --------------------------------------------------------------

     (e)       CUSIP Number

               98156Q108
               --------------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)      / / Broker or dealer registered under section 15 of the Act;

     (b)      / / Bank as defined in section 3(a)(6) of the Act;

     (c)      / / Insurance company as defined in section 3(a)(19) of the
                  Act;

     (d)      / / Investment company registered under section 8 of the
                  Investment Company Act of 1940;

     (e)      / / An investment adviser in accordance with
                  ss.240.13d-1(b)(l)(ii)(E);

     (f)      / / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g)      / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h)      / / A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)      / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)      / / Group, in accordance with ss.240.13d-1(b)(l)(ii)(J)

Item 4.           Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Mr. McMahon:

     (a)        Amount beneficially owned:                       1,992,640
                                                        ------------------


                               Page 5 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108


     (b)        Percent of class:                                        7.84%
                                                                     ---------

     (c)        Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote       1,992,640
                                                                    ----------

                (ii)  Shared power to vote or to direct the vote           -0-
                                                                    ----------

                (iii) Sole power to dispose or to direct the
                      disposition of                                 1,992,640
                                                                   -----------

                (iv)  Shared power to dispose or to direct the
                     disposition of                                        -0-
                                                                   -----------

     The Trust:

     (a)        Amount beneficially owned:                           1,862,733
                                                                   -----------

     (b)        Percent of class:                                        7.36%
                                                                   -----------

     (c)        Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote       1,862,733
                                                                   -----------

                (ii)  Shared power to vote or to direct the vote           -0-
                                                                   -----------

                (iii) Sole power to dispose or to direct the
                      disposition of                                 1,862,733
                                                                  ------------

                (iv) Shared power to dispose or to direct the
                     disposition of                                        -0-
                                                                  ------------

Item 5.         Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                Not applicable.


                               Page 6 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108


Item 8.        Identification and Classification of Members of the Group

               Not applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    July 6, 2007
-------------------------------
Date



                                    /s/ Shane B. McMahon
                                    -----------------------------------
                                    Name: Shane B. McMahon




                                    SHANE MCMAHON TRUST U/A VINCENT K.
                                    MCMAHON IRREV. TRUST DTD. 6/24/04

                                   /s/ Shane B. McMahon
                                   -----------------------------------
                                   Name: Shane B. McMahon
                                   Title: EVP, Global Media, sole beneficiary
                                   and investment  director of the Shane
                                   McMahon Trust U/A Vincent K. McMahon Irrev.
                                   Trust dtd. 6/24/04


                               Page 8 of 9 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 98156Q108

                                                                     EXHIBIT A
                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, $.01 par value per share, and Class B Common Stock, $.01 par value per share, of World Wrestling Entertainment, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned have executed this Joint Filing Agreement this 2nd day of July, 2007.





                                    /s/ Shane B. McMahon
                                    -----------------------------------
                                    Name: Shane B. McMahon





                                    SHANE MCMAHON TRUST U/A VINCENT K.
                                    MCMAHON IRREV. TRUST DTD. 6/24/04



                                    /s/ Shane B. McMahon
                                    -----------------------------------
                                    Name: Shane B. McMahon
                                    Title:  EVP, Global Media, sole beneficiary
                                    and investment director of the Shane
                                    McMahon Trust U/A Vincent K. McMahon Irrev.
                                    Trust dtd. 6/24/04




                               Page 9 of 9 Pages